Exhibit (a)(1)(k)

NOTICE

     This notice is being provided to you as a tax resident of Australia and an option holder under the Agilent Technologies, Inc. 1999 Stock Plan (the “Plan”). You may be eligible to participate in the stock option exchange program. Information regarding both the Plan and the stock option exchange program can be found at the following websites:

1)	the Plan: http://stockoptions.corporate.agilent.com/docs/Stock_Option_Plan(5-21-02)final.pdf;

2)	the Australian Addendum to the Plan: http://stockoptions.corporate.agilent.com/docs/Australian_Addendum.pdf;

3)	the Offer to Exchange: http://stockoptions.corporate.agilent.com/StkOptExchange/Offer_to_Exchange.pdf;

4)	the option exchange website pages, which include the Form of Election Agreement: http://stockoptions.corporate.agilent.com/StkOptExchange/website_online.pdf;

4)	an InfoSpark to all employees announcing the commencement of the offer to exchange: http://stockoptions.corporate.agilent.com/StkOptExchange/InfoSpark.pdf; and

6)	Australia offer document: http://stockoptions.corporate.agilent.com/StkOptExchange/Australia_Docs/AustraliaOfferDocument.pdf.

This notice does not constitute the offer to exchange. Agilent has provided eligible option holders with written materials explaining the precise terms and timing of the offer to exchange. Eligible option holders should read these written materials carefully because they contain important information about the program. These materials and other documents filed by Agilent with the U.S. Securities and Exchange Commission (SEC) can be obtained free of charge from the SEC’s Web site at http://www.sec.gov/. The option exchange program is subject to securities regulation in most countries and will not be offered in any country until Agilent complies with all regulations and receives requisite government approvals. Agilent option holders may obtain a written copy of the tender offer statement by contacting Mellon Investor Services at 1-888-778-1312 (toll-free from within the United States) or 201-329-8467 (from outside the United States, at no charge to the caller).

AGILENT TECHNOLOGIES, INC.

STOCK OPTION EXCHANGE PROGRAM
SUPPLEMENTARY AUSTRALIAN DOCUMENT

1999 STOCK PLAN

OFFER TO AUSTRALIAN RESIDENT EMPLOYEES
HOLDING ELIGIBLE STOCK OPTIONS

MAY 20, 2003

Investment in shares involves a degree of risk. Employees who participate in the offer to exchange eligible options should monitor their participation and consider all risk factors relevant to the offer to exchange and the acquisition of shares under the 1999 Stock Plan (the “U.S. Plan”) as set out in this Offer Document and the attached documents. Employees should seek independent advice regarding participation in the offer to exchange and the U.S. Plan.

OFFER TO AUSTRALIAN RESIDENT EMPLOYEES HOLDING ELIGIBLE STOCK OPTIONS

AGILENT TECHNOLOGIES, INC.

STOCK OPTION EXCHANGE PROGRAM
AUSTRALIAN OFFER DOCUMENT

1999 STOCK PLAN

We are pleased to provide you with information regarding the Agilent Technologies, Inc.’s (the “Company’s”) offer to exchange eligible options for new options under the Company’s 1999 Stock Plan (the “U.S. Plan”).

Unless otherwise defined herein, terms defined in the U.S. Plan and the Offer to Exchange document have the same meaning in this Offer Document.

1.	OFFER

This is an offer made by the Company to Australian resident employees holding eligible stock options to exchange their eligible stock options previously granted by the Company for new options that the Company will grant under the 1999 Stock Plan.

This offer will expire at 5:00 p.m. Pacific Time on June 18, 2003, unless the Company extends the offer.

2.	WHO IS ELIGIBLE TO PARTICIPATE

To be eligible for this offer in Australia, you must hold eligible options (i.e., options to purchase shares of common stock of the Company, whether vested or unvested, granted under the U.S. Plan and any applicable sub-plan, with option prices higher than US$25 per share) and be employed by the Company or any of its subsidiaries or affiliates on the date of this offer through the date on which the options elected to be exchanged are cancelled.

In addition, to receive the new grant pursuant to this offer to exchange, you must be continuously employed by the Company or one of its subsidiaries or affiliates on the date of the new grant (which will be no less than six months and one day after the cancellation of the existing options). If you terminate your employment with the Company and its subsidiaries or affiliates, or your employment with Company, its subsidiaries or affiliates is terminated prior to the date of the new grant for any reason, you will not receive the new grant or any compensation for the options that you elected to exchange which were cancelled.

3.	ADDITIONAL DOCUMENTS

In addition to the information set out in this Offer Document, attached are copies of the following documents:

a.	the U.S. Plan

b.	the Australian Addendum to the U.S. Plan

c.	the Offer to Exchange;

d.	the option exchange website pages, which include the Form of Election Agreement; and

e.	an InfoSpark to all employees announcing the commencement of the offer to exchange.

(collectively, the “Additional Documents”).

The Additional Documents, particularly the Offer to Exchange, provide important information necessary to make an informed investment decision in relation to your participation in the offer to exchange. Please read these documents carefully.

4.	RELIANCE ON STATEMENTS

You should not rely upon any oral statements made to you in relation to this offer. You should only rely upon the statements contained in this Offer Document and the Additional Documents when considering your participation in the offer to exchange.

5.	HOW DOES THE EXCHANGE WORK

You may exchange your eligible options to purchase shares of common stock in the Company at option prices higher than US$25 per share, whether vested or unvested, for new options. You may select, on a grant by grant basis, which options you want to exchange. However, if you participate in the offer, you must also elect to cancel all of your eligible options granted within the six months preceding the offer to exchange, regardless of the option price. Please see the Offer to Exchange for more details.

6.	WHAT ARE THE MATERIAL TERMS OF THE NEW OPTIONS

(a)	UNDER WHICH PLAN WILL THE NEW OPTIONS BE GRANTED

The new options will be granted under the U.S. Plan and will also be subject to the terms of the Australian Addendum, which is an addendum to the U.S. Plan.

(b)	WHEN WILL THE NEW OPTIONS BE GRANTED

The new options granted to you will be subject to a new option agreement between you and the Company. Eligible options that are properly tendered for exchange and not validly withdrawn will be cancelled, unless determined otherwise by the Company, on the second business day following the expiration date of the offer on June 18, 2003, unless extended by the Company. Subject to the terms of the offer, and upon the Company’s acceptance of your properly tendered options, the new options will be issued no earlier than 6 months and 1 day following the cancellation date.

(c)	WHAT IS THE VESTING SCHEDULE AND EXPIRATION DATE OF THE NEW OPTIONS

For options tendered which were granted within six months prior to the commencement of the exchange offer, the new options will vest in accordance with the vesting schedule of the options that the new options are replacing. For all other options, the vesting schedule for the new options will be 50% each year over two years. Each new option granted to you will have a term equal to the remaining term of the cancelled option that the new option replaces. Please see the Offer to Exchange for details.

(d)	WHAT IS THE OPTION PRICE OF THE NEW OPTIONS

The option price for the new options will be 100% of the fair market value of Company’s common stock on the new option grant date, which will be the average of the high and low sales price as quoted in the Wall Street Journal of the Company’s common stock on the date of the new grant.

The Company cannot predict the option price of the new options. Because the Company will grant the new options no earlier than 6 months and 1 day after the date on which the Company cancels the options accepted for exchange, the new options may have a higher option price than some or all of the tendered options.

The option price of the new options will be expressed in U.S. dollars and the shares acquired through the exercise of the new options must be purchased in U.S. dollars.

The Australian dollar equivalent of the U.S. option price will change with fluctuations in the U.S.$/A$ exchange rates. The Australian dollar amount required to purchase shares will be that amount which, when converted into U.S. dollars on the date of exercise, equals the U.S. option price. The exchange rate used for these calculations will be the applicable U.S. dollar buy rate used by your bank when converting your Australian dollars into U.S. dollars.

By way of example only, assuming the date of grant of the new options was the date prior to this Offer Document, May 19, 2003, the average of the high and low sales price of the Company’s common stock on the date of grant (being US$[ ]) would be the U.S. dollar option price and the Australian dollar equivalent would be A$[ ] (which is calculated by dividing US$[ ] by the U.S. dollar sell rate published by an Australian bank on the previous business day, which was [ ]).

This example is provided for informational purposes only. It is not a prediction of the Australian dollar equivalent of the average of the high and low sales price of the Company’s shares on the new option grant date, or the applicable exchange rate on the business day prior to the new option grant date.

Neither the Company nor its Board of Directors makes any recommendation as to whether you should tender or refrain from tendering your options for exchange. You must make your own decision whether to tender your options.

(e)	HOW MANY NEW OPTIONS WILL I RECEIVE

The number of new options you may be entitled to receive will depend on the date that your eligible options were granted and the option price.

If the eligible options cancelled pursuant to the exchange were granted within six months prior to the commencement of the exchange offer, they will be replaced at a 1 to 1 exchange ratio. Cancelled options that were not granted within this time frame will be replaced according to the following exchange ratio:

Option Price Per Share	Exchange Ratio [cancelled to new]

US$25.01 to US$39.99	1.5 to 1
US$40.00 to US$69.99	2.0 to 1
US$70.00 to US$89.99	2.5 to 1
US$90.00 and above	4.0 to 1

Please see the Offer to Exchange for further details.

7.	HOW TO TENDER YOUR OPTIONS FOR EXCHANGE

If you elect to exchange your eligible options, you must, before 5:00 p.m. Pacific Time on Wednesday, June 18, 2003, or such later date and time as the Company may extend the expiration of the offer, properly complete and execute an election form online.

If you do not have a current Agilent e-mail address or are on inactive status, you will receive a paper election packet. In this instance, if you elect to exchange your eligible options and you are able to access the Mellon Investor Services website, you may still make your election online. If you elect to exchange your eligible options and you do not have access to a computer, you must sign the Election Agreement and fax or mail it to Mellon Investor Services (using the information in the table below) in time for it to arrive by 5:00 p.m. Pacific Time on June 18, 2003 in order for your election to be valid.

By Facsimile: (201) 329-8456	By Mail:	By Overnight Courier:
	Mellon Investor Services LLC	Mellon Investor Services LLC
	Attn: Reorganization Dept	Attn: Reorganization Dept.
	P.O. Box 3308	85 Challenger Road
	South Hackensack, NJ 07606	Mail Stop - Reorg.
	USA	Ridgefield Park, NJ 07660
USA

This is a one-time offer, and the Company will strictly enforce the election period. The Company reserves the right to reject any or all options tendered for exchange that the Company determines are not in appropriate form or that the Company determines are unlawful to accept. Subject to the terms and conditions described in the Additional Documents, the Company will accept all other properly tendered options, unless determined otherwise by the Company, promptly after the expiration of the offer.

8.	MAY I WITHDRAW OPTIONS THAT I HAVE PREVIOUSLY TENDERED

You may withdraw any options that you previously elected to exchange at any time before the offer expires at 5:00 p.m. Pacific Time on June 18, 2003. If the Company extends the offer beyond that time, you may withdraw any options that you previously elected to exchange at any time before the extended expiration of the offer.

To add, withdraw or change the options that you wish to exchange, you must submit a new Election Agreement to Mellon by 5:00 p.m. Pacific Time on June 18, 2003 by following the procedures described in the website instructions. Your new Election Agreement must include the required information regarding all of the options you want to exchange.

If you log back into the Election Agreement, change your election and submit your election, your previous election will be voided and you must follow all of the instructions to complete your new Election Agreement. This is true even if the end result is the same choice as your previous election.

If you make a new election choice and do not properly complete the Election Agreement process your previous Election Agreement and your new Election Agreement will both be voided and you will be deemed to have chosen not to participate.

Although the Company intends to accept all options validly elected to be exchanged promptly after the expiration of this offer, if the Company has not accepted your options by 5:00 p.m. Pacific Time on July 17, 2003 you may withdraw your election to participate.

9.	WHAT IF I LEAVE COMPANY, ITS SUBSIDIARY OR AFFILIATE

If, for any reason, you do not remain continuously employed by the Company or one of its subsidiaries or affiliates through the new option grant date, you will not receive any new options or other compensation in exchange for the eligible options that you tendered (and which were accepted for exchange) and subsequently cancelled.

You should, therefore, be aware that there are risks in participating in the offer if your circumstances of employment change, in particular if such a change occurs after your eligible options are tendered and cancelled and prior to the new option grant date. The Offer to Exchange contains a more detailed description of these and other risks that should be considered in connection with your participation in the offer to exchange.

10.	HOW CAN I OBTAIN UPDATED INDICATIVE EXAMPLES OF THE CURRENT MARKET PRICE IN AUSTRALIAN DOLLARS AND/OR A COPY OF THE RULES OF THE U.S. PLAN

Within a reasonable period following your request, the Company will provide you with the Australian dollar equivalent of the current market price for a share of its common stock, and/or (after the new grant date) the new option price as of the date of your request. The Australian dollar equivalent will be calculated using the U.S. dollar buy rate of exchange published by an Australian bank on the day prior to your request.

In addition, upon request, the Company will, within a reasonable period of your request, provide you with a copy of the rules of the U.S. Plan without charge.

You should direct any request to:

Shareholder Records Department Agilent Technologies, Inc. 395 Page Mill Road MS A3-18 Palo Alto, CA94304 (650) 752-5522

11.	WHAT ADDITIONAL RISK FACTORS APPLY TO ELIGIBLE AUSTRALIAN EMPLOYEES’ PARTICIPATION IN THE OFFER

In addition to fluctuations in value caused by the success of the Company, the value of shares of Company’s common stock (and the option price) will be affected by fluctuations in the US$/A$ exchange rates.

12.	EXTENSION OF THE OFFER

The offer expires at 5:00 p.m. Pacific Time on June 18, 2003, unless extended by the Company. The Company may, in its discretion, extend the offer at any time, but the Company does not currently expect to do so.

13.	WHAT ARE THE AUSTRALIAN TAXATION CONSEQUENCES OF PARTICIPATION IN THE OFFER

The following is a summary of the tax consequences of the cancellation of outstanding options in exchange for the grant of new options for individuals subject to tax in Australia. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. Please note that tax laws change frequently and occasionally on a retroactive basis. If you are a citizen or resident of another country for local law purposes, the information contained in this summary may not be applicable to you.

This summary also includes other country specific requirements that may affect your participation in the option exchange program.

You are advised to seek appropriate professional advice as to how the tax and other laws in your country apply to your specific situation.

Option Exchange

The voluntary relinquishment (i.e., the cancellation) of an eligible option in exchange for the right to receive a new option will give rise to taxation. The cancellation of an existing option will be considered a relinquishment of your existing option in exchange for the right to receive a new option (provided certain conditions are met). Therefore, you may be taxed in relation to both of the following: (1) the cancellation of the existing option; and (2) the grant of the right to receive a new option. Please note that the amount of tax due and the timing of the taxation will depend upon a number of factors, as discussed below.

Tax on Cancellation of Existing Option: The amount and characterization of taxable income will depend on whether you made an election to be taxed in the income year of the grant of the cancelled option. Please see below for further details.

If You Did Not Make an Election: If you did not make an election to be taxed in the income year of grant of the cancelled option, you will be subject to tax on the market value (as defined under Australian tax law) of the cancelled option on the cancellation date at your marginal rate of tax. Because the option price of the cancelled option will likely exceed the current market value of the underlying shares (as defined under Australian tax law) at the time of the cancellation, the market value of the cancelled option will be determined in accordance with a statutory formula. In accordance with the statutory formula, you will not have any taxable income with respect to the cancellation of the existing option if the market value of the underlying shares at the time of cancellation is less than 50% of the option price.

If You Made an Election: If you made an election to be taxed in the income year of grant of the cancelled option, you will be subject to capital gains tax. Your capital gain will be calculated as the difference between the market value of the cancelled option at the time of the cancellation[1] and the market value of the cancelled option at the time of the grant. If, at the time of the cancellation of the existing option, you have held the existing option for at least one year prior to the cancellation, you will only be subject to capital gains tax on 50% of your capital gain.[2] If you have not held the existing option for at least one year, you will be subject to capital gains tax on all of your capital gain.

If the market value of the cancelled option at the time of cancellation is less than the market value of the cancelled option at the time of grant, you will be entitled to claim a capital loss in this amount.[3]

Tax on Grant of New Right: When your existing option is cancelled, you will receive the right to a future grant of a new option (provided certain conditions are met) (the “New Right”). The acquisition of the New Right will constitute the acquisition of a qualifying right under an employee share option scheme. You will be subject to tax as a result of the acquisition of the New Right. You will be liable to pay tax either in the income year you acquire the New Right, if you make an election to that effect, or, in the absence of the election, at a later date. The tax consequences under the two alternatives are detailed below.

If you Make an Election: If you make an election to pay tax upon the grant of the New Right, then you must include an amount in your assessable income in the income year in which your option is cancelled. The amount included in your assessable income will be the market value of the New Right less the market value of the cancelled option at the time of cancellation.

Note that if you make an election, then it will cover each right, option and share in Agilent that you acquire during the income year.

If you Do Not Make an Election: If you do not make an election to pay tax upon the grant of the New Right, then you must include an amount in your assessable income for the income year in which the earliest of the following assessment times occurs in relation to the New Right (“Alternative Assessment Time”):

(i) when you dispose of the new option acquired pursuant to the New Right (other than by exercising them);

(ii) when your employment with Agilent (or its affiliates) ceases;

(iii) when the new option acquired pursuant to the New Right is exercised; and

[1] Please note that the market value of the cancelled option is the price at which an arm’s length purchaser would be willing to acquire the cancelled option. While there is no requirement to apply the statutory formula to determine the market value of the cancelled option under the capital gains tax provisions, the Commissioner of Taxation is likely to accept the value determined thereunder.

[2] You must apply your prior or current year capital losses against the whole capital gain prior to making the 50% reduction.

[3] Capital losses are available to offset current year or future year capital gains. A capital loss cannot be used to offset other income.

(iv) when the new option acquired pursuant to the New Right expire (subject to a 10 year limit).

The amount which you must include in your assessable income for the income year in which the Alternative Assessment Time occurs in relation to the New Right will be:

(i) where you dispose of the new option (or the shares acquired as a result of exercising the new option) in an arm’s length transaction within 30 days after the Alternative Assessment Time – the amount or value of any consideration you receive for the disposal less the consideration paid to acquire the New Right[4] (reduced by the option price of the new option, if the new option has been exercised); or

(ii) in any other case – the market value of the New Right or new option (or the shares acquired as a result of exercising the new option) at the Alternative Assessment Time less the consideration paid to acquire the New Right[5] (reduced by the option price of the new option, if the new option has been exercised).

No Benefit Where New Right Lost: If you lose the benefit of the New Right before you are able to exercise the new option granted pursuant to the New Right (e.g., you cease working for Agilent or its affiliates before you exercise the new option), you will be deemed to have never acquired the New Right. In that case, no amount needs to be included in your assessable income in relation to the acquisition of the New Right. If necessary, you may amend an assessment to exclude an amount previously included in assessable income in relation to the acquisition of the New Right. In addition, you may also be entitled to a capital loss equal to amount that you paid tax on as a result of the cancellation of the existing option.

Grant of New Option

When your new option is granted to you, you will not be subject to tax.

Sale of Shares

If you acquire shares at exercise, you will be subject to capital gains tax when you sell the shares (unless you sell the shares in an arm’s length transaction within 30 days of the Alternative Assessment Time and did not make the election to be taxed on the New Right in the income year of the receipt of the New Right. Provided you sell the shares in an arm’s length transaction, the gain will be calculated as the difference between the sale proceeds and the cost base of the shares. If you have held the shares for at least one year at the time of sale, then only 50% of this amount will be subject to capital gains tax.[6] If you have not held the shares for at least one year, you will be subject to capital gains tax on all of your capital gain.

[4] Please note that the consideration paid to acquire the New Right is equal to the market value of the eligible option as of the date it was cancelled.

[5] Please note that the consideration paid to acquire the New Right is equal to the market value of the eligible option as of the date it was cancelled.

[6] You must apply your prior or current year capital losses against the whole capital gain prior to making the 50% reduction.

Provided you sell the shares in an arm’s length transaction, if the sale proceeds are less than the cost base of the shares, you will be entitled to claim a capital loss in this amount.[7]

Please note that the cost base of the shares will be:

(a) where you made the election to be taxed on the New Right in the income year of the grant - the sum of the market value of the New Right in the income year of grant and any amount paid to exercise the new option; or

(b) where you did not make the election - the market value of the shares at exercise of the new option.

Withholding and Reporting

Your employer is not required to withhold taxes with respect to the exchange, the issuance or sale of shares. You will be responsible for reporting and paying any taxes arising due to the exchange, the grant of new option, the exercise of new option or the sale of shares, including income tax and Medicare levy and surcharge (if applicable).

Market Value

Please note that where the term “market value” is used above, it means the market value, as determined in accordance with Australian tax law.

Terms of New Option

Your new option will be granted under the Australian Addendum to the 1999 Stock Plan and, therefore, subject to the terms of the Australian Addendum in addition to the terms of the 1999 Stock Plan.

14.	WHAT ARE THE U.S. INCOME TAXATION CONSEQUENCES OF PARTICIPATION IN THE OFFER

Employees who are not U.S. citizens or tax residents will not be subject to U.S. income tax by reason solely due to the exchange of eligible options for new options or the grant of new options. However, liability to U.S. taxes may accrue if an employee is otherwise subject to U.S. taxes.

The above is an indication only of the likely U.S. income tax consequences for Australian eligible employees who agree to participate in the offer. Employees should seek their own advice as to the U.S. taxation consequences of participation.

*      *      *      *       *

[7] Capital losses are available to offset current year or future year capital gains. A capital loss cannot be used to offset other income.

We urge you to carefully review the information contained in this Offer Document and the Additional Documents and consult with your tax or financial advisor to assist in your decision-making.

Sincerely,

AGILENT TECHNOLOGIES, INC.

ADDITIONAL DOCUMENTS

        a.  [a copy of the the U.S. Plan is attached];

        b.  [a copy of the the Australian Addendum to the U.S. Plan is attached];

        c.  [a copy of the Offer to Exchange is attached];

        d. [a copy of the option exchange website pages, which include the Form of Election Agreement is attached]; and

        e.  [a copy of the InfoSpark to all employees announcing the commencement of the offer to exchange is attached].